

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 6, 2006

J. Eric Schaal
Corporate Secretary and Associate General Counsel
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678

> **Re:** **USG Corporation**
> **Amendment Number Two to Registration Statement on Form S-1**
> **Filed May 24, 2006**
> **File No. 333-132203**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 1-08864**

Dear Mr. Schaal:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1. We note your response to our comment 2 of our letter dated May 11, 2006. It is unclear based on your response and revised disclosure whether the offering of the rights related to the 6,500,000 shares of common stock beneficially owned by Berkshire Hathaway is complete. For example, you refer in your response to "rights to be distributed" and "rights to be granted" to Berkshire Hathaway. Please revise to clarify this point. If the rights were already issued, please disclose the date. We may have further comment based on your response. Please tell us why you structured the transaction in this manner.

Questions and Answers About the Rights Offering, page 1
How does the backstop commitment work?, page 4

2. We note that in the Equity Commitment Agreement, Berkshire Hathaway Inc. agrees to purchase rights that were not issued in the rights offering, up to 45,000,000 shares or $1.8 billion, less the "Investor Rights Offering Shares," which appear to be the 6,500,000 shares owned by Berkshire Hathaway. We also note that Berkshire Hathaway agrees to exercise the rights distributed on the "Investor Owned Shares," which appear to be the 6,500,000 shares owned by Berkshire Hathaway. Please revise to clarify this point in your prospectus. Your disclosure in this Question, as well as on page 38 is confusing in light of how the Equity Commitment Agreement is drafted.

What are the material U.S. federal income tax consequences…, page 6

3. Please delete "to the effect" and so that you state counsel's opinion here, on page 14 and on page 33. We note that counsel is providing a "should" opinion rather than a "will" opinion. If counsel provides a "should" opinion, it must explain why it cannot give a "will" opinion, describe the degree of uncertainty as to the opinion and if appropriate, provide appropriate disclosure setting forth the risks to investors.

Legal Matters, page 46

4. Please revise to disclose the "certain matters" referred to in this section.

Exhibit 5.1

5. Because the rights are contractual obligations and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the rights. It appears that the Rights Plan, Rights and the Rights Certificates are governed by Delaware law pursuant to Section 30 of the Reorganization Rights Plan, dated as of January 30, 2006. Counsel's opinion is currently limited only to Delaware General Corporation Law. Please revise.

Exhibit 8.1

6. In response to comment 9 of our letter dated May 11, 2006, it is not clear whether you have filed a long-form or a short-form of tax opinion. There appear to be other material tax consequences discussed in your prospectus which do not appear in your opinion. For example, the tax opinion does not state the opinion of Jones Day in your prospectus that the distribution of rights should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code. If you wish to use a short-form opinion, the opinion and the prospectus both must to state clearly

that the discussion in the tax consequences section in the prospectus is counsel's opinion.

<u>Closing Comments</u>

Please direct questions to Lesli Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Timothy J. Melton, Esq. (*via facsimile* (312) 782-8585)
Jones Day
77 West Wacker
Chicago, IL 60601-1692